                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY



-------------------------------x
IRA FBO DANIEL W. KRASNER,     :
DLJSC as custodian,            :
                               :
          Plaintiff,           :
                               :
     v.                        :        Civil Action No. 14872
                               :
ANDROS INCORPORATED, DANE      :
NELSON, JOHN M. HUNEKE,        :
EUGENE KLEINER, DR. KARL H.    :
SCHIMMER and ROBERT C. WILSON, :
                               :
          Defendants.          :
-------------------------------x



                                    O R D E R
                                    ---------

          Plaintiff having moved for an Order appointing a special process server, and the Court having considered plaintiff's Motion, it is hereby ordered this 29th day of February, 1996, as follows:

          1. That Summons be issued forthwith in the above-captioned action to serve the defendants listed below.

          2. That PARCELS, INC., a messenger service, by TIM KADY or SCOTT WEIR or ROBERT RHINE, is appointed special process server to serve process upon defendant Andros Incorporated ("Andros") by serving its registered agent: The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

                                       1.

          3. That PARCELS, INC., a messenger service, by TIM KADY or SCOTT WEIR or ROBERT RHINE, is appointed special process server to serve process upon defendants Dane Nelson, John M. Huneke, Eugene Kleiner, Dr. Karl H. Schimmer and Robert C. Wilson, pursuant to 10 DEL. C. Section 3114, by serving Andros's registered agent: The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801.

          4. A copy of this Order shall be served together with a copy of the Summons and the Complaint.


                                   /s/ Illegible
                                   ---------------------------------------------
                                   Master in Chancery

                                       2.

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY



-------------------------------x
IRA FBO DANIEL W. KRASNER,     :
DLJSC as custodian,            :
                               :
          Plaintiff,           :
                               :
     v.                        :        Civil Action No. 14872
                               :
ANDROS INCORPORATED, DANE      :
NELSON, JOHN M. HUNEKE,        :
EUGENE KLEINER, DR. KARL H.    :
SCHIMMER and ROBERT C. WILSON, :
                               :
          Defendants.          :
-------------------------------x



                             CLASS ACTION COMPLAINT
                             ----------------------

          Plaintiff, by his attorneys, alleges upon information and belief, except with respect to his ownership of common stock of Andros Incorporated ("Andros" or the "Company") as follows:

                                     PARTIES
                                     -------
          1.   Plaintiff is the owner of 500 shares of defendant Andros.

          2. Andros is a Delaware corporation with executive offices at 2332 Fourth Street, Berkeley, California. As of January 31, 1996, Andros had approximately 4.628 million shares of common stock outstanding.

                                       1.

          3. Defendant Dane Nelson is, and has been since September 1, 1991, President and Chief Executive Officer and a Director of Andros.

          4. Defendant John M. Huneke is, and has been since 1968, a Director of Andros.

          5. Defendant Eugene Kleiner is, and has been since 1972, a Director of Andros and served as Chairman of the Company from January 1993 until July 1995.

          6. Defendant Dr. Karl H. Schimmer is, and has been since 1979, a Director of Andros.

          7. Defendant Robert C. Wilson is, and has been since December 1992, a Director of Andros and has served as Chairman of the Board of the Company since July 1995. Wilson has also been employed by the Company as an adviser to the President, Nelson, since November 1992.

          8. The foregoing Directors of Andros (collectively the "Director Defendants"), owe fiduciary duties to Andros and its public shareholders.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

          9. Plaintiff brings this action on his own behalf and as a class action on behalf of all shareholders of defendant Andros (except defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants) or their successors in interest, who have been or will be adversely affected by the conduct of defendants alleged herein.

                                       2.

          10. This action is properly maintainable as a class action for the following reasons:

               (a) The class of shareholders for whose benefit this action is brought is so numerous that joinder of all class members is impracticable. As of January 31, 1996, there were over 4.6 million shares of defendant Andros common stock outstanding owned by shareholders scattered throughout the United States.

               (b) There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, INTER ALIA, the following:

                    (i) whether the Director Defendants have engaged in a proper process to ensure maximization of shareholder value;

                    (ii) whether the Director Defendants have breached fiduciary duties owed by them to plaintiff and members of the Class, and/or have aided and abetted in such breaches, by virtue of their participation and/or acquiescence and by their other conduct complained of herein;

                    (iii) whether the Director Defendants have wrongfully failed adequately to seek a purchaser of Andros at the highest available price and, instead, have agreed to allow the valuable assets of defendant Andros to be acquired at an unfair and inadequate price to Andros's public shareholders;

                    (iv) whether the Director Defendants have breached their fiduciary duty of disclosure; and

                                       3.

                    (v) whether plaintiff and the other members of the Class will be irreparably damaged by the conduct and transactions complained of herein.

          11. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of plaintiff are typical of the claims of the other members of the Class and plaintiff has the same interest as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

          12. Defendants have acted or refused to act on grounds generally applicable to the Class, thereby making appropriate injunctive relief with respect to the Class as a whole.

          13. The prosecution of separate actions by individual members of the Class could create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for defendants or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications.

          14. Plaintiff anticipates that there will not be any difficulty in the management of this litigation.

          15. For the reasons stated herein, a class action is superior to other available methods for the fair and efficient adjudication of this action.

                                       4.

                          BACKGROUND OF THE TRANSACTION
                          -----------------------------

          16. On February 21, 1996, Andros Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Andros Holdings Inc., a corporation formed at the direction of Genstar Capital Partners II, L.P., a Delaware limited partnership, the sole general partner of which is Genstar Capital LLC ("GCLLC"), commenced an offer to purchase all of the outstanding shares of common stock of Andros at a price of $18 per share (the "Tender Offer"). The Tender Offer is to be followed by a merger at the same price. The terms of and the background leading to the Tender Offer are described in an offer to purchase dated
February 21, 1996 (the "Offer to Purchase"), and the Schedule 14D-9 dated February 21, 1996, filed by the Company (the "14D-9").

          17. The 14D-9, which essentially tracks the description of the background of the transaction as described in the Offer to Purchase, provides as follows. After the close of the Company's fiscal year ending July 31, 1994, the Board of Directors of Andros (the "Board") authorized a formation of a Special Committee consisting of two unidentified members of the Board which was charged with the responsibility of exploring various alternatives to maximize shareholder value, and empowered to contact possible financial advisors to assist it in that context.

          18. On October 25, 1994 the Special Committee engaged Donaldson, Lufkin & Jenrette ("DLJ") to consider and advise the Special Committee with respect to various strategic and financial alternatives and to evaluate, and as appropriate to render a fairness opinion, regarding proposals or transactions.

                                       5.

          19. Following a presentation by DLJ in December 1994, the Board, upon the recommendation of the Special Committee and with one abstention, directed DLJ to explore the possible sale of the Company. From December 1994 until the Company entered into a letter of intent with GCLLC on September 29, 1995, the Company purportedly entertained proposals from and engaged in discussions with several potential purchasers, and during that period, the Special Committee was reconstituted to include all the members of the Board other than defendant Nelson. Nelson apparently will have a financial interest in the Company after completion of the proposed transaction with GCLLC. The Schedule 14D-9 does not disclose when the Special Committee was reconstituted, or of the terms, structure and timing of the proposals other than the GCLLC proposal which were considered by the reconstituted Special Committee.

          20. In the last week of September of 1995, DLJ received two formal acquisition proposals, one of which was a proposal from GCLLC regarding an acquisition of the Company in a leveraged buyout transaction for $20 per share. The Board, upon the recommendation of the Special Committee and with one abstention, determined that of the acquisition proposals received, the GCLLC proposal was the most attractive to the Company's stockholders. However, the terms or the other formal proposal are not disclosed. Further, the basis for the Board's determination that the GCLLC proposal was the most attractive, as compared to the other formal proposal, is not disclosed.

          21. On September 29, 1995, a letter of intent was signed between Andros and GCLLC (the "Letter of Intent") which contemplated that an offer would be made at $20 per share. On November 10, 1995, the Letter of Intent was amended,

                                       6.

among other things, to set the offer price at $20.25 a share. However, on January 8, 1996, certain prospective purchasers of subordinated debt to be used to finance the transaction with GCLLC indicated that they were no longer interested in providing financing under the terms originally contemplated. Thereafter, GCLLC informed the board that financing was not available on the terms contemplated and thus, GCLLC was not in a position to go forward with a transaction at the price of $20.25. Rather, on January 13, 1996, GCLLC made an oral presentation regarding, and on January 23, 1996 confirmed in writing, a proposal to acquire all of Andros's shares at $18 per share. On January 26, 1996, notwithstanding the reduction in the GCLLC proposal by $2.25 per share, and, apparently without revisiting the other formal proposal, the Board, upon the recommendation of the Special Committee and with one abstention and with one member voting against the proposal, voted to approve the $18 per share revised offer. On February 5, 1996 the Board, upon the recommendation of the Special Committee with one abstention and with one member voting against, voted to approve the form of merger agreement, which was executed on February 14, 1996. The merger agreement includes a termination fee of $3.1 million.

          22. The 14D-9 fails to identify the member of the Board who voted against the $18 per share proposal, and does not disclose the basis for the unidentified member of the Board's vote against the proposal. Moreover, the 14D-9 does not provide an analysis comparing the $18 per share proposal to the other formal proposal.

          23. Further, notwithstanding that GCLLC reduced by $2.25 per share the price upon which the Board originally made its determination that proceeding with

                                       7.

GCLLC was the most attractive to the Company's stockholders, apparently there was no effort to approach the source of the other formal proposal to negotiate any improved transaction or to determine whether the unknown entity would bid against the GCLLC $18 per share proposal transaction.

          24. On February 14, 1996, DLJ provided the Andros Board with an opinion that the $18 per share offer is fair to the shareholders of Andros from a financial point of view. However, the Schedule 14D-9 does not disclose the results of analyses engaged in by DLJ, including comparable companies analyses and comparable acquisitions analyses, notwithstanding that such analyses were identified as a reason for the Board's determination to recommend the $18 per share offer.

          25. Moreover, the DLJ opinion provides that DLJ was engaged by the acquiror in connection with placing $15 million in senior subordinated notes and warrants to help finance the acquisition. As such, DLJ suffers from a conflict of interest. Further, the Schedule 14D-9 does not disclose how the DLJ financing arrangement came about, including its timing and initiation, when the Special Committee was informed of the financing arrangement, whether DLJ discussed a financing arrangement with other bidders, whether DLJ considered a financing arrangement with respect to a higher offer, and the amount of the "usual and customary" fees to be received by DLJ or its affiliate DLJ Private Placement Group in connection with the financing arrangement.

          26. On or about February 23, 1996, it was reported that a group which holds a 15.75% stake in Andros opposes the transaction with GCLLC, and stated in a

                                       8.

filing with the SEC that the transaction is neither fair to nor in the best interests of Andros shareholders.

          27. The Director Defendants failed to take adequate steps in connection with fulfilling their obligation to maximize shareholder value in the sale of Andros. While the Director Defendants should continue to seek out other possible purchasers of the assets of Andros or its stock in a manner designed to obtain the best transaction reasonably available for Andros's shareholders, they have instead resolved wrongfully to allow GCLLC to obtain the valuable assets of Andros at an inadequate price.

          28. As a result of the actions of the defendants, plaintiff and the Class have been and will be damaged.

          29. In contemplating, planning and/or effecting the foregoing, defendants are not acting in good faith toward plaintiff and the Class, and defendants have breached, and are breaching, their fiduciary duties to plaintiff and the Class.

          30. By reason of the foregoing acts, practices and course of conduct, the Director Defendants have failed to exercise loyalty, good faith and due care toward Andros and its public shareholders, and have breached their duty of disclosure.

          31. Unless enjoined by this Court, the Director Defendants will continue to breach fiduciary duties owed to plaintiff and the Class, all to the irreparable harm of the Class.

          32.  Plaintiff has no adequate remedy at law.

                                       9.

          WHEREFORE, plaintiff demands judgment as follows:

          A.   Declaring that this action may be maintained as a class action;

          B. Declaring that the proposed transaction is unfair, unjust and inequitable to plaintiff and the other members of the Class;

          C. Enjoining preliminarily and permanently the defendants from taking any steps necessary to accomplish or implement the proposed transaction that is not fair and equitable;

          D. Requiring defendants to supplement the Schedule 14D-9 with all material information;

          E. Requiring defendants to compensate plaintiff and the members of the Class for all losses and damages suffered and to be suffered by them as a result of the acts and transactions complained of herein, together with prejudgment and post-judgment interest;

          F. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys', accountants', and experts' fees; and

          G.   Granting such other and further relief as may be just and proper.

Dated:  February 28, 1996               CHIMICLES, JACOBSEN & TIKELLIS


                                        /s/ James C. Strum
                                        ----------------------------------------
                                        Pamela S. Tikellis
                                        James C. Strum
                                        Robert J. Kriner, Jr.
                                        One Rodney Square
                                        P.O. Box 1035
                                        Wilmington, DE 19899
                                        (302) 656-2500

                                        Attorneys for Plaintiff

                                       10.